UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated December 7, 2011.

Press Release

Brice Koch appointed head of ABB’s Power Systems — Greg Scheu to join the Executive Committee as head of Marketing and Customer Solutions

Power Systems head Peter Leupp to retire after more than 30 years, remains Board member for ABB in India and China

Zurich, Switzerland, Dec. 7, 2011 — ABB, the leading power and automation technology group, has made new appointments in the Executive Committee (EC) following the decision of Peter Leupp, head of the Power Systems division, to retire from the company.

Brice Koch, an EC member responsible for Marketing and Customer Solutions (MC), will succeed Leupp on March 1, 2012. Greg Scheu, head of the Discrete Automation and Motion division in North America, will join the EC and take over Koch’s current role as of July 1, 2012. Between March and July, the MC team will report to CEO Joe Hogan.

Leupp, who has worked at ABB for more than 30 years, will continue as a director on the boards of ABB in China and of ABB Ltd, the company’s listed Indian subsidiary, positions he has held since 2001 and 2002, respectively.

“Peter has given many years of great service to ABB and I am very pleased that he will continue as a board member in India and China where his knowledge and expertise have proven to be invaluable,” said Chief Executive Officer Joe Hogan. “It is also a testimony to our internal bench strength that we have strong successors in Brice and Greg.

“Brice has built a very strong team in MC and his experience in ABB augurs well for success in Power Systems. Greg has shown his leadership and business skills over several years and is ideally suited to building on the existing strengths of MC,” Hogan said.

Scheu, a former executive at Rockwell International, joined ABB in 2001 and is also currently responsible for integration of Baldor Electric Co., a leading North American maker of industrial motors acquired by ABB in January 2011.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 130,000 people.

For more information please contact:

ABB Group Media Relations:
Thomas Schmidt, Antonio Ligi	ABB Investor Relations:
(Zurich, Switzerland)	Switzerland: Tel. +41 43 317 7111
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: December 7, 2011	By:	/s/ Johanna Henttonen
	Name:	Johanna Henttonen
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance